

PrestigeConsumer
H E A L T H C A R E

2023 ANNUAL REPORT

BENEFITS OF OUR BUSINESS STRATEGY **DRIVING GROWTH**

Prestige Consumer Healthcare Inc. markets, sells, manufactures and distributes consumer healthcare products to retail outlets in the US, Canada, Australia and certain other international markets. We are a company of brand builders. We have grown organically and by acquiring well-recognized leading brands in niche categories. Our management provides our brands with the marketing expertise and investment necessary to grow the brand's market position, expand its distribution and successfully launch line extensions and new products, with the goal of continually enhancing consumer satisfaction.









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2023 FACTS+FIGURES

At Prestige Consumer Healthcare, we focus on brand-building and product innovation in niche consumer healthcare categories to better improve the lives of our consumers. For generations, our trusted brands have helped consumers care for themselves and their loved ones. It is our mission to preserve this trust by continuing to provide products with their needs in mind.

A STRONG PORTFOLIO FOR BALANCED GROWTH

Category percentages represent FY23 Revenues, Other OTC not shown (less than 1% of revenues)



23%

WOMEN'S HEALTH



11%

ANALGESICS



11%

SKIN CARE

RECORD REVENUE

Record revenues of $1,127.7 million, up 3.8% vs. fiscal 2022

STRONG ORGANIC GROWTH

3.5% organic revenue growth* vs. 2022, and a 3.5% CAGR over the last three years

RECORD PROFITABILITY

Adjusted EPS* of $4.21, up 3.7% vs. record fiscal 2022

LOWER LEVERAGE

3.3x leverage at year-end, driven by strong free cash flow* of $221.9 million



20%
GASTROINTENSTINAL



15%
EYE & EAR CARE



11%
COUGH/COLD



9%
ORAL CARE

FINANCIAL HIGHLIGHTS

Fiscal Year Ended March 31,

(Dollars in thousands, except per share amounts)	2023	2022	2021	2020	2019
Net Revenues	$ 1,127,725	$ 1,086,812	$ 943,365	$ 963,010	$ 975,777
Adjusted EBITDA*	$ 378,091	$ 367,653	$ 328,932	$ 328,077	$ 331,425
Net Income (Loss)	$ (82,306)	$ 205,381	$ 164,682	$ 142,281	$ (35,800)
Adjusted Net Income*	$ 211,974	$ 206,310	$ 163,998	$ 151,332	$ 145,794
Net Income (Loss) Per Share-Diluted	$ (1.63)	$ 4.04	$ 3.25	$ 2.78	$ (0.69)
Adjusted Net Income Per Share-Diluted	$ 4.21	$ 4.06	$ 3.24	$ 2.96	$ 2.78
Weighted Average Shares Outstanding-Diluted	50,384	50,842	50,605	51,140	52,068
Advertising and Promotion Expense	$ 145,061	$ 157,343	$ 140,589	$ 147,194	$ 143,090
A&P as a Percentage of Net Revenue	12.9%	14.5%	14.9%	15.3%	14.7%
Operating Cash Flow	$ 229,716	$ 259,922	$ 235,607	$ 217,124	$ 189,284
Capital Expenditures	$ 7,784	$ 9,642	$ 22,243	$ 14,560	$ 10,480
Free Cash Flow**	$ 221,932	$ 250,280	$ 213,364	$ 202,564	$ 178,804
Adjusted Free Cash Flow**	$ 221,932	$ 253,745	$ 213,364	$ 206,767	$ 202,362
Adjusted Free Cash Flow as a Percentage of Net Revenues	19.7%	23.3%	22.6%	21.5%	20.7%



Total Revenues (in millions) — $1,127.7 — '19 '20 '21 '22 '23

Adjusted Net Income Per Share−diluted* — $4.21 — '19 '20 '21 '22 '23

Adjusted Free Cash Flow** (in millions) — $221.9 — '19 '20 '21 '22 '23

*Organic Revenue Growth, Adjusted net income, adjusted net income per share, and adjusted EBITDA are non-GAAP financial measures and are reconciled to the reported GAAP figures in Exhibit 99.1 and 99.2 accompanying our earnings release filed with the Securities and Exchange Commission on May 4, 2023.

**Free cash flow and adjusted free cash flow are non-GAAP financial measures. Management believes free cash flow is a commonly used measure of liquidity, indicative of cash available for debt repayment and acquisitions. Free cash flow and adjusted free cash flow are reconciled to GAAP Net Cash provided by operating activities in Exhibit 99.1 and 99.2 accompanying our earnings release filed with the Securities and Exchange Commission on May 4, 2023.

Management believes that these measures provide additional ways to view our operations and a more complete understanding of our business than could be obtained absent this disclosure, when considered with both our GAAP results and our reconciliation therewith.



DEAR STAKEHOLDERS

I am very pleased to report another year of record results, which included organic growth above our long-term objective for the second year in a row. Our ability to deliver these results against a very dynamic consumer and retail environment is the result of our proven business strategy and the benefits of a diverse portfolio of trusted brands.

Executing this strategy is an entire organization that continues to operate at the highest level of excellence thanks to our guiding principles of Leadership, Trust, Change, and Execution.

Leveraging our diverse portfolio of leading brands across many categories enabled us to deliver record revenue, consistent EBITDA margins, and lower levels of leverage. Our brands continually maintain leading market share positioning due to our proven growth tactics. These proven tactics include long term focus on brand building, efficient marketing, channel development and innovation that drive long-term brand and category growth. In addition, our omni-channel presence, domestically and internationally, has enabled us to meet consumers wherever they decide to shop, while our continual consumer insight work allows us to meet ever-evolving product needs and preferences by providing consumers efficacious product from the brands they know and trust.

In Fiscal Year 2023, our team leveraged all of our business attributes as well as our repeatable three-pillar strategy to achieve very strong results that included:

- Record revenue of $1.1 billion;

- Organic revenue growth* of 3.5%, above our long term objective of 2-3%;

- Strong free cash flow* of over $220 million, which enabled us to reduce debt, invest in our products, and enhance our retail channels;

- Efficient capital allocation to maximize shareholder value, including debt reduction and share repurchases; and

- Lowering our leverage ratio to 3.3x.

STRONG & DIVERSE PORTFOLIO

Our base business trends were strong throughout fiscal 2023 across the majority of our portfolio, driven by diverse offerings, long-term brand building and solid consumer demand. Our wide array of diversified consumer healthcare brands across many categories enables us to be nimble in investing behind the brands to react to changing consumer habits and position us to capture opportunities. The long-term goal is consistent success across brands that drive growth across categories.



*Organic Revenue Growth, Adjusted net income, adjusted net income per share, and adjusted EBITDA are non-GAAP financial measures and are reconciled to the reported GAAP figures in Exhibit 99.1 and 99.2 accompanying our earnings release filed with the Securities and Exchange Commission on May 4, 2023.

3-Year Organic Growth* CAGR

We are diversified across product categories which has driven growth.



Channel of Distribution

We are well diversified across channels



- **33.6%** Mass
- **25.6%** Drug
- **15.3%** eCommerce & Other
- **14.3%** Food
- **6.5%** Dollar
- **3.4%** Convenience
- **1.3%** Club

For fiscal year 2023, our International segment experienced impressive growth and the cough and cold and GI categories saw strong growth in North America. Many of these categories had experienced volatility over the past few years, and their resurgence this year serves as a testament to the importance of a diverse portfolio.

Meanwhile in the U.S., the benefits of having a leading portfolio of brands helped drive business growth in many of our key categories. In Eye & Ear Care, we've had success using a wide variety of tactics across Clear Eyes and TheraTears. The launch of Clear Eyes sensitive leveraged consumer insights to capture incremental consumers.

In Skin Care, gains have been fueled by our Compound W brand, which continues to expand its #1 share with consumers by offering a broad product assortment that offers people who suffer from warts a range of ways to treat. Marketing efforts have emphasized this in ad placements across digital and other formats.

In GI, we've experienced solid growth for Dramamine, where we've successfully leveraged the brand's heritage in motion sickness into nausea, where we are now the #1 brand in the category.

These examples of strength are just the most recent of a range of brand performance and highlight the benefits of portfolio diversity, with each helping to offset certain short-term pressures in our Women's Health franchise, for example. Our broad spectrum of brands helps offset

short-term pressures a category may experience and set us up well to have numerous categories and brands to invest behind over the long-term. As a testament to this, over the last three years, despite disruptions in certain categories, we still achieved strong organic sales growth* of over 3% on average annually thanks to opportunistic brand-building efforts behind our iconic brands.

CHANNELS

We have a very strong omni-channel presence, and our relationships across these different channels is rooted in our ability to consistently offer customers leading, trusted brands supported by effective and efficient marketing. To begin, we leverage learnings from consumer insights and team with our channel partners to identify opportunities and then provide consumer solutions that solve those identified needs and wants. Next, we remain agile marketers, investing in timely messaging to raise awareness of product efficacy and brand knowledge around proven consumer solutions. This agility in marketing benefits from our channel availability, leveraging our broad distribution footprint to be widely available and investing where consumers shop.

Lastly, we team with our channel partners to ensure our multi-year new product pipeline is addressing the needs of consumers. This distribution strategy enables us to maintain and grow our shelf-space and align our investments and product offerings with appropriate channels for the consumer, whether it is e-commerce or retail.

Strong Financial CAGR's for the Past Three Years*


+3.5%
+5.4%
+12.4%
Organic Growth
Revenue
Adjusted EPS


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BENEFITS OF OUR PROVEN BUSINESS ATTRIBUTES

The successful execution of our strategy is enabled by our inherent business attributes: leading and time-tested portfolio of brands, a strong financial profile, and consistent and strong free cash flow that enables efficient capital deployment.


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MECLIZINE HYDROCHLORIDE TABLETS/ANTIEMETIC
Dramamine
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Leading Portfolio of Brands

We have developed and expanded our portfolio of brands both organically and through acquisitions. The large majority of our brands have leading market share positions with long heritage and multi-generational connections with consumers; however, we do not rest on our laurels. As consumers focus on their health now more than ever, they actively seek readily available offerings that they recognize and that properly address their evolving needs. Prestige's array of brands and channels offers them what they are looking for, where they are looking for it.

Our brands are trusted and diverse, which gives us the ability to limit the impact from individual category slowdowns. This diversity stretches beyond just brands, but into diversity of channels, geographies and suppliers, each of which benefits our business in periods of uncertainty and volatility. This enables us to leverage our proven brand building strategy opportunistically to grow categories and as a byproduct, our brands.

Dramamine is one of many brands in our portfolio with a leading, category-defining #1 market position

*Organic Revenue Growth, Adjusted net income, adjusted net income per share, and adjusted EBITDA are non-GAAP financial measures and are reconciled to the reported GAAP figures in Exhibit 99.1 and 99.2 accompanying our earnings release filed with the Securities and Exchange Commission on May 4, 2023.



3.5%
Total Organic
Growth CAGR*

~34%
Consistently Strong
EBITDA Margin*

Adjusted Free Cash Flow**



$207	$213	$254	$222
20	21	22	23

Leverage



4.7x	4.2x	3.8x	3.3x
20	21	22	23

Strong Financial Profile Fuels Free Cash Flow and Capital Deployment

We have consistently delivered solid organic growth, superior EBITDA margins, efficient marketing spend and an operating platform that enables our team to leverage our portfolio of brands. This is underpinned by many inherent attributes of our business strategy. Our strong EBITDA margin profile is enabled by the unique nature of OTC healthcare products and our outsourced manufacturing model. This generates strong cash flows, which are further enhanced by long-term cash tax savings tranches. The result of these strategy underpinnings is the ability to generate superior free cash flow over time.

During fiscal year 2023, we used our strong cash flows to continue to strengthen our balance sheet, including through $135M in debt reduction and a $50 million stock repurchase designed to enhance shareholder value. With this balanced but disciplined use of capital, we reduced our leverage ratio to 3.3x compared to 3.8x at the beginning of the year. Looking forward, with approximately 75% of our debt outstanding at a fixed rate and no maturities until 2028, we are well positioned to continue our long-term leverage reduction while retaining flexibility for future deployment opportunities.

LOOKING AHEAD

Over the last three years, we delivered superior organic growth in a challenging economic environment exceeding our stated objective of a long-term organic growth rate of 2% to 3%. Our diverse portfolio, combined with wide distribution wherever consumers shop, has us well positioned for another successful year in fiscal 2024. We believe our strong business attributes, combined with our proven strategy, enable us to continue generating record results, strong free cash flow, and a resilient portfolio by leveraging the benefits of our leading platform.

Our leading financial profile has generated consistent and increasing cash flows over the long term. This will allow us to lower our long-term leverage ratio target to less than 3.0x without sacrificing the ability to use capital in other ways such as acquisitions. Lastly, our model continues to be scalable. We have the right resources to continue our disciplined capital deployment playbook while reinforcing investments in our existing business.

We will continue to work hard to capitalize on our advantages and deliver financial success for all stakeholders. On behalf of all of our employees and board of directors, we thank our stakeholders for their continued support and look forward to updating everyone on our value creation throughout the year ahead.

Ron Lombardi

Ron Lombardi
Chairman, President and Chief Executive Officer

*Organic Revenue Growth, Adjusted net income, adjusted net income per share, and adjusted EBITDA are non-GAAP financial measures and are reconciled to the reported GAAP figures in Exhibit 99.1 and 99.2 accompanying our earnings release filed with the Securities and Exchange Commission on May 4, 2023.







CORPORATE RESPONSIBILITY: PLAYING OUR PART IN AN IMPORTANT TOPIC

We are responsible corporate citizens and we resolve to live by our principles as we continue to grow our global business. Broadly, our environmental, social and governance (ESG) efforts are wide ranging, and we take pride in our core values behind these efforts and our ability to positively impact all of our stakeholders.

Further information surrounding our Company's human capital development and sustainability efforts as well as our annual CSR report are available on our Company's website at esg.prestigeconsumerhealthcare.com.







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CORPORATE INFORMATION

DIRECTORS

Ron Lombardi
Chairman, President and Chief Executive Officer Prestige Consumer Healthcare Inc.

John E. Byom
Chief Executive Officer
Classic Provisions, Inc. (Retired)

Celeste A. Clark
Senior Vice President
Kellogg Company (Retired)

Christopher J. Coughlin
Chief Financial Officer
Tyco International (Retired)

Sheila A. Hopkins
President, Global Vision Care and Executive Vice President of Bausch + Lomb (Retired)

Natale S. Ricciardi
President
Pfizer Global Manufacturing (Retired)

Dawn M. Zier
President and Chief Operating Officer
Tivity Health, Inc. (Retired)

EXECUTIVES

Ron Lombardi
Chairman, President and Chief Executive Officer Prestige Consumer Healthcare Inc.

Christine Sacco
Chief Financial Officer

William P'Pool
Senior Vice President, General Counsel and Corporate Secretary

Adel Mekhail
Executive Vice President—Sales and Marketing

Mary Beth Fritz
Senior Vice President—Quality and Regulatory Affairs

Jeff Zerillo
Senior Vice President—Operations

Jeff Thompson
Vice President—Manufacturing and Operations

STOCKHOLDER INFORMATION



TRANSFER AGENT AND REGISTRAR

Registered stockholders with questions regarding stock holdings, certificate replacement/transfer and address change should contact our Transfer Agent:

American Stock Transfer and Trust Company
6201 15th Avenue
Brooklyn, NY 11219

INDEPENDENT AUDITOR

PricewaterhouseCoopers LLP
300 Atlantic Street
Stamford, CT 06901

COMMON STOCK LISTING

New York Stock Exchange (Symbol—PBH)

INVESTOR INQUIRIES

Attn: Investor Relations
Prestige Consumer Healthcare Inc.
660 White Plains Road
Tarrytown, NY 10591

Telephone: (914) 524-6800
IRInquiries@PrestigeBrands.com

www.PrestigeConsumerHealthcare.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains "forward-looking statements" within the meaning of the federal securities laws that are intended to qualify for the Safe Harbor from liability established by the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" generally can be identified by the use of forward-looking terminology such as "guidance," "goal," "look forward," "positioned," "may," "will," "would," "expect," "believe", "consistent," or "continue" (or the negative or other derivatives of each of these terms) or similar terminology. The "forward-looking statements" include, without limitation, statements regarding the Company's future operating results including free cash flow, the Company's use of cash flow to reduce debt and to delever, the Company's ability to execute on its growth strategy to grow market position, expand distribution and create shareholder value, and the success of new product introductions and line extensions. These statements are based on management's estimates and assumptions with respect to future events and financial performance and are believed to be reasonable, though are inherently uncertain and difficult to predict.

Actual results could differ materially from those expected as a result of a variety of factors, including the impact of business and economic conditions, including as a result of inflation and geopolitical instability, consumer trends, the impact of the Company's advertising and marketing and new product development initiatives, customer inventory management initiatives, fluctuating foreign exchange rates, competitive pressures, and the ability of the Company's manufacturing operations and third party manufacturers and logistics providers and suppliers to meet demand for its products and to avoid inflationary cost increases and disruption. A discussion of other factors that could cause results to vary is included in the Company's Annual Report on Form 10-K for the year ended March 31, 2023 and other periodic reports filed with the Securities and Exchange Commission.



Prestige Consumer Healthcare Inc. ▪ 660 White Plains Road, Tarrytown, NY 10591 ▪ (914) 524-6800

www.PrestigeConsumerHealthcare.com